NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

August 14, 2025

Anuja Majmudar

Office of Energy & Transportation

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       HNO International, Inc.

Offering Statement on Form 1-A

Filed July 21, 2025

File No. 024-12607

Dear Ms. Majmudar:

This is in response to the letter of comment of the Staff dated August 1, 2025, relating to Amendment No. 1 to the Offering Statement on Form 1-A of HNO International, Inc. (the “Company”). Each of the Staff’s comments is addressed below, seriatim:

Amendment to Offering Statement on Form 1-A

Cover Page

Comment No. 1: You state on the cover that your offering includes "Up to 333,333 Shares of Common Stock Offered by the Company." Please revise to clarify that these shares are being offered by the Selling Shareholder.

Please be advised that the subject disclosure has been revised, in response to such comment.

Comment No. 2: We note your disclosure here and elsewhere that the Subject Convertible Note, will, by its terms, be eligible for conversion into shares of your common stock "at the election of its holder." However, Article I. of the Convertible Promissory Note, dated April 7, 2025, states that the holder shall have the right "from to time, and at any time during the period beginning on the date which is one hundred eighty (180) days following the date of this Note" to convert all or any part of the outstanding and unpaid amount of the Note. Please advise or revise.

Please be that an amended and restated note has been filed as Exhibit 3.2. The revised note terms align with the disclosure as presented previously.

Comment No. 3: We note footnote 4 to your tabular disclosure states that the principal amount of the Subject Convertible Note is $50,000 and that such amount was determined by adding the principal amount, $50,000, and an assumed $5,000 of accrued interest therein. However, your disclosure above states that the principal amount of the Subject Convertible Note is $45,000. Please revise or advise.

Please be that the subject disclosure has been revised, in response to such comment.

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Offering Summary, page 4

Comment No. 4: Please tell us how you determined there were 90,970,491 shares issued and outstanding as of the date hereof. In this regard, we note that outstanding shares at April 30, 2025 were 80,150,491 per the balance sheet on page F-1 and that 3,700,000 shares were issued between May 1 and June 18, 2025 per Note 12 on page F-16.

Please be advised that revisions have been made to Part I such that it matches the subject disclosure, in response to such comment.

Use of Proceeds, page 12

Comment No. 5: We note you disclose that your tabular disclosure reflects the estimated proceeds you would derive assuming an offering price of $1.00, which represents the midpoint of the offering price range. However, we note you disclose a price range of $[0.15- 1.00]. Please advise or revise. We note Regulation A requires that you use the upper end of your price range to disclose the aggregate offering amount of this offering. Refer to Rule 253(b)(2) of Regulation A.

Please be advised that references to “midpoint” have been removed, in response to such comment. The table presents disclosure based on a $1.00 offering price, the maximum price included in the price range.

Plan of Distribution

Procedures for Subscribing, page 15

Comment No. 6: We note you disclose that in connection with determining whether to accept or reject a subscription you intend to consider, among other things, your “then-current need for a cash investment; the state of the securities markets, in general, and the market for [your] common stock, in particular.” Please confirm your understanding that Rule 251(d)(3)(i)(F) of Regulation A is limited to offerings that commence within two calendar days after qualification and are made on a continuous basis during the offering period. Relatedly, please also confirm your understanding that in a continuous offering, an issuer must be ready and willing to sell the aggregate amount of securities qualified at all times.

Please be advised that the subject disclosure has been revised, in response to such comment.

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Business

Our Products, page 19

Comment No. 7: We note the additional disclosure added in response to our prior comment 10. As indicated by Item 10(b) of Regulation S-K, management's projections of future economic performance must have a reasonable basis and be presented in an appropriate format, including the financial items to be projected, the period to be covered, and the manner of presentation to be used. Traditionally projections have been given for three financial items generally considered to be of primary importance to investors: revenues, net income (loss), and earnings (loss) per share. We note that you have provided some revenues, some costs and some operating and gross profits for your products. Please address the following:

•	We note that you have two employees. Please disclose how you will construct 10-40 units of each product in the next 15-20 months.

•	We note that you don't provide projected revenues and costs for your SHEP Platform product, yet provide projected gross profit. Please disclose how you can calculate projected gross profit without projected revenues and costs.

•	As to the Hydrogen production locations, you detail projected revenues of $15-25 million but do not include a projected gross profit. Please disclose projected gross profit or disclose why you cannot provide. In this regard, we note that you expect expenditures of $20 million over the next 15-20 months.

•	Disclose projected net income(loss) or disclose why you cannot provide.

Please be advised that revisions and additions to the subject disclosure have been made, in response to such comment. Because the projection disclosure relates specifically to individual products, the Company determined that presentation of per share earnings information could be misleading, inasmuch as overall Company performance and expense levels cannot be predicted.

Comment No. 8: We note that you have built a CHRS unit and it is being marketed for sale. Please tell us where this unit is presented in your condensed balance sheet at April 30, 2025.

Please be advised that the CHRS unit is not presented on the condensed balance sheet as of April 30, 2025, due to an out-of-period adjustment recorded during the quarter. As disclosed in the financial statements for the quarter ended April 30, 2025, the Company removed the asset after determining it did not meet the criteria for capitalization. Disclosure has been added to such effect, see below:

Out-of-Period Adjustment

During the three months ended April 30, 2025, the Company recorded an out-of-period adjustment to write off the full gross amount of a previously capitalized intangible asset related to the prototype Compact Hydrogen Refueling Station (“CHRS”). The asset was originally recorded at $136,725 following the conversion of a SAFE investment into intellectual property. Upon further evaluation, management determined that the asset did not meet the criteria for capitalization.

Management evaluated the error, both qualitatively and quantitatively, and concluded that the adjustment was not material to any prior interim or annual period. The Company recorded an expense of $105,190, presented as “Loss on write-off of intangible asset” within other expenses for the quarter ended April 30, 2025. The remaining balance of the gross asset and related accumulated amortization were removed from the balance sheet as part of the adjustment. The previously recorded amortization from earlier periods was not reversed and remains reported in those respective periods.

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Directors, Executive Officers, Promoters and Control Persons, page 29

Comment No. 9: We note your revised disclosure reflects that you have three directors. However, we also note your references to your "sole director." Please revise or advise.

Please be advised that the subject disclosure has been revised, in response to such comment.

Certain Relationships and Related Transactions

Advances from Related Party, page 34

Comment No. 10: We note your response to our prior comment 16. Please revise to clarify whether interest accrues on the advances and when the outstanding balances are due.

The related party advances disclosed on our condensed balance sheet do not have written agreements and are structured as follows:

Interest Terms: The advances are non-interest bearing and do not accrue interest.

Repayment Terms: The advances are due on demand with no specified maturity dates.

Outstanding Balances: As of August 5, 2025, the outstanding balances are:

•       HNO Green Fuels, Inc.: $193,000

•       Donald Owens: $898,585

•       Total Outstanding: $1,091,585

Unaudited Financial Statements for the Six Months Ended April 30, 2025

Unaudited Condensed Balance Sheets at April 30, 2025 and October 31, 2024, page F-1

Comment No. 11: We note your response to comment 17 and disclosure at page 20 stating that 10 units remain unsold and in inventory. Tell us where the amounts are presented in your condensed balance sheet as of April 30, 2025.

Please be advised that additions to the subject disclosure has been removed, in response to such comment.

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General

Comment No. 12: We note you disclose in Item 4 of Part I that you are offering 50,000,000 securities in this offering. Please revise to include the total number of shares being qualified under your offering statement, including the 333,333 Selling Shareholder Offered Shares.

Please be advised that revisions to Part I have been made, in response to such comment.

Comment No. 13: We note your revised disclosure includes references to Offered Shares, Company Offered Shares and Selling Shareholder Offered Shares. Please consider whether the context of each use of such term is sufficiently clear or whether further revision would be appropriate.

Please be advised that revisions and additions to the relevant disclosure have been made, in response to such comment.

Comments Via Telephone

Telephone Comment A: Cover Page “offering” typo has been corrected.

Telephone Comment B: Rounding of Selling Shareholder Offered Shares has been rounded up to 333,334 throughout the document.

Telephone Comments C and D: Under “Risks Related to a Purchase of the Offered Shares,” for clarification, the term “Company” has been added to references to “Offered Shares,” as appropriate.

_________________________________

Further to recent discussions between the Staff and the undersigned, the Company confirms that it understands each of the provisions of Rule 253(b), including the notes to such paragraph.

_________________________________

We believe that this filing is now in order for qualification.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding this letter or the Amendment.

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Thank you for your attention in this matter.

Sincerely,
NEWLAN LAW FIRM, PLLC By: /s/ Eric Newlan Eric Newlan Managing Member

cc: HNO International, Inc.

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